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February 12, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Jay Ingram, Esq.
               Mail Stop 4561


Re:      NS8 Corporation (the "Company")
         Registration Statement on Form SB-2/A
         File No. 333-130305
         Filed on February 1, 2007


 Dear Mr. Ingram:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 7 to the amendment No. 6 to the Company's registration statement on Form SB-2 (the "Registration Statement") that was filed on February 1, 2007.

By letter dated February 8, 2007, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Registration Statement. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment. Page references are to the marked version of the Registration Statement.

General
-------

1. According to disclosure on page 22, you raised approximately $611,700 from the issuance of promissory notes during the period from October 1, 2006 through January 1 7, 2007. The issuances of these securities, however, are not reflected in your Item 26 disclosure. Please revise your Item 26 disclosure to reflect the sale of these unregistered securities. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form SB-2 was filed, on the availability of the exemption that you rely upon. We note that the registration statement is a general solicitation for investors in your common stock.

The Company has added the note issuances to the Item 26 disclosure in accordance with the Staff's comment. The Company advises the Staff supplementally that the $611,700 was raised exclusively through the issuance of promissory notes to a small group (eight) of existing shareholders all of whom are accredited investors. Under the traditional five factor test used for an integration analysis, the note transaction should not be integrated with the public offering of the Company's Common Stock conducted through the Registration Statement. These transactions involve simple debt obligations in the ordinary course of business without any equity component. As such, the promissory notes evidencing the Company's debt obligation are a completely different class of securities than the shares of Common Stock offered through the Registration Statement, i.e. equity versus debt without any equity component. In addition, the debt was not incurred as part of a single plan of financing with the shares of common stock to be issued upon the conversion of debentures are part of financings that took place during 2004 and 2005, while the notes evidence funds received to sustain ongoing operations during the last quarter of 2006. Further, none of the proceeds of the sale of the shares of Common Stock to be registered inure to the benefit of the Company since the Registration Statement is filed on behalf of selling securityholders.

Executive Compensation, page 34
-------------------------------

2 Refer to Instruction 2 of Item 402(b) and revise to provide a footnote that identifies the rate and methodology used to convert the payment amounts from Canadian to US dollars.

         The Company has made revisions in accordance with the Staff's comment. See page 34 of the Registration Statement.

3. We note your disclosure pursuant to Item 402 of Regulation S-B. It does not appear, however, that you have fully complied with the disclosure requirements of Item 402. For example, you have not provided narrative disclosure pursuant to Item 402(c), (e). Please revise. Also, with respect to the Item 402(f) table, please confirm that there we no director "grants of shares of common stock," as referenced on page 36.

         The Company has made revisions in accordance with the Staff's comment. See pages 34 and 36 of the Registration Statement.

4. Please provide the corporate governance disclosure required by Item 407 of Regulation S-B. Please note that the independence of each director needs to be disclosed as well as the standard used to evaluate independence.

         The Company has made revisions in accordance with the Staff's comment. See page 36 of the Registration Statement.

Certain Relationships and Related Transactions, page 40
-------------------------------------------------------

5. Please revise to provide the disclosure required by Item 404(a)(5).

         The Company has made revisions in accordance with the Staff's comment. See page 40 of the Registration Statement.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                                    Very truly yours,

                                                    /s/ Louis A. Brilleman

                                                    Louis A. Brilleman